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BRUSSELS
FRANKFURT
HONG KONG
LONDON
MUNICH
PARIS
SAO PAULO
	November 28, 2022	SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

Mr. Michael Killoy Mr. Daniel Duchovny Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
RE:	O2Micro International Limited

Schedule 13E-3 filed by O2Micro International Limited et al.

Filed October 31, 2022

File No. 005-61085

Dear Messrs. Killoy and Duchovny:

On behalf of O2Micro International Limited (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 15, 2022 with respect to the Schedule 13E-3, File No. 005-61085 (the “Schedule 13E-3”) filed on October 31, 2022 by the Company and other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons and certain other relevant persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the updated proxy statement (the “Updated Proxy Statement”) attached as Exhibit (a)-(1) to the Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Securities and Exchange Commission

November 28, 2022

The Amendment No. 1 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 1 indicating changes against the Schedule 13E-3 filed on October 31, 2022 is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 1.

We represent the special committee of the board of directors of the Company. To the extent any changes made in the Amendment No. 1 relate to information concerning any person other than the Company, such changes are included in this letter based on information provided to the Company by such other persons or their respective representatives.

Background of the Merger, page 17

1.	Refer to the first paragraph on page 19. Disclosure in this paragraph indicates that "Needham updated the Special Committee on the status of its financial analyses, including certain preliminary valuation considerations, and discussed....the potential market check and bidder outreach process." We also note at the May 17, 2022, June 7, 2022, and July 21, 2022, meetings Needham "updated the Special Committee on the progress of its financial analyses." Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference presentations made by Needham during the Special Committee's evaluation of the transaction, please supplement the disclosure to provide a reasonable detailed description of such meeting that satisfices the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

In response to the Staff’s comment, the Schedule 13E-3 has been revised and the June 7, 2022 Needham preliminary illustrative presentation has been filed as Exhibit (c)-(3) to the Amendment No. 1. Additionally, we have provided supplemental disclosure regarding the June 7, 2022 presentation made by Needham to the Special Committee. Please refer to page 20 of the Updated Proxy Statement.

Securities and Exchange Commission

November 28, 2022

Certain Financial Projections, page 33

2.	Refer to the assumptions on page 34 marked with bullet points, including without limitation, references to:
•	implement strategic focus on LED television, mobile computing, general lighting, industrial and automotive
•	the gross margin as percentage will increase
•	research and development expense
•	selling, general and administrative

Please revise the disclosure to quantify all assumptions, where practicable.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 34 of the Updated Proxy Statement.

3.	Please disclose the material factors that the Company expected to negatively impact growth prospects as discussed in (ii) on page 35:

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 35 of the Updated Proxy Statement.

Opinion of the Special Committee's Financial Advisor, page 36

4.	The Discussion Materials filed as Exhibit (c)-(2) of Schedule 13E-3 should be summarized in considerable detail in the proxy statement. See Item 1015(b)(6) of Regulation M-A and Item 9 of Schedule 13E-3. Please revise this section to disclose the data underlying the results in each analysis prepared by Needham and to show how that information resulted in the multiples/values disclosed. As one example only, disclose the public companies valuation analysis starting on page 16.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 38 through 40 of the Updated Proxy Statement.

* * *

If you have any questions regarding the foregoing or wish to discuss any aspect of the Amendment No. 1, please contact the undersigned by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang
Peter X. Huang

Enclosures

cc:	Mr. Lawrence Lin
Mr. Ji Liu
O2Micro International Limited
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP